VOZROZHDENIE BANK

File № 82-4257

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

28.01.08
1108/852

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08000718

SUPPL

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dw 2/14

Statement of material fact

Change of the share of a shareholder

Information about including the shareholder owning at least 5% of the issuer's ordinary shares into the shareholders' register of the issuer and about any change resulted in alteration the portion of the issuer's ordinary shares owned by the shareholder to more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of the issued ordinary shares.

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	Bank Vozrozhdenie
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the message

2.1 Full corporate name of the issuer's shareholder
BURLINGTONTRADING CO LIMITED (Cyprus)
2.2 The portion of the issuer's ordinary shares owned by the shareholder before the change
4.43%
2.3 The portion of the issuer's ordinary shares owned by the shareholder after the change
12.85%
2.4 The date when the issuer learned about the change of the portion of issuer's ordinary shares owned by the person:
21.01.2008
2.5. The reason of the change of the portion of the issuer's ordinary shares owned by the shareholder:
The person has purchased ordinary shares of the issuer.
2.6. The date of including the relevant record to the depot account of the person if the portion of the issuer's ordinary shares owned by that person has changed as a result of the purchase of the issuer's ordinary shares by the person.
28.11.2007

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. January 21, 2007	Stamp	

END